EXHIBIT 12.1

The Ryland Group, Inc.
Statements RE Computation of Ratios of Earnings to Fixed Charges
For the Six Months Ended June 30, 2001 and
The Years Ended December 31, 2000, 1999, 1998, 1997, and 1996

						Six Months
						Ended
	1996	1997	1998	1999	2000	6/30/01

Consolidated pretax income from continuing operations	26,397	36,470	75,158	109,336	134,840	82,580

Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	539	1,334	2,602	(263)	(163)	(31)

Amortization of capitalized interest	17,035	21,581	20,645	19,027	27,581	14,360

Interest	90,529	74,950	63,410	52,764	62,610	28,375

Less interest capitalized during the period	(16,975)	(17,636)	(18,601)	(24,397)	(34,105)	(16,441)

Net amortization of debt discount and premium and issuance expense	243	84	36	33	—	—

Interest portion of rental expense	3,394	3,541	4,709	4,522	6,065	3,597

EARNINGS	121,162	120,324	147,959	161,022	196,828	112,440

Interest	90,529	74,950	63,410	52,764	62,610	28,375

Net amortization of debt discount and premium and issuance expense	243	84	36	33	—	—

Interest portion of rental expense	3,394	3,541	4,709	4,522	6,065	3,597

FIXED CHARGES	94,166	78,575	68,155	57,319	68,675	31,972

Ratio of Earnings to Fixed Charges	1.29	1.53	2.17	2.81	2.87	3.52

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